CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 25, 2015, with respect to the financial statements and financial highlights of the Destra Total Return Fund, included in the 2015 Annual Report to Shareholders on Form N-CSR of Destra Investment Trust, which is incorporated by reference in this Post-Effective Amendment No. 49 to the Registration Statement No. 333-167073 on Form N-1A (the “Registration Statement”).  We consent to the incorporation by reference of the aforementioned report in the Registration Statement and to the use of our name as it appears under the caption “Financial Highlights” in the Prospectus and under the caption “Disclosure of Portfolio Holdings” and “Other Service Providers” in the Statement of Additional Information, which are part of such Registration Statement.

GRANT THORNTON LLP

Chicago, Illinois
January 28, 2016